AB
3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 North Broad Street
(No. and Street)

Thomasville	Georgia	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kinnard — 229-228-1802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1713 Mahan Drive	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018665

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16

OATH OR AFFIRMATION

I, Debora Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCF Investments, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

D. Wallace
Signature

VP / Controller / FINOP
Title

Cynthia Lee Canfield
Notary Public

CYNTHIA LEE CANFIELD NOTARY PUBLIC GEORGIA EXPIRES JAN. 22, 2014 THOMAS COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCF Investments, Inc.
Table of Contents
December 31, 2010

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 9
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Other Reports and Information	
Independent Accountants' Report on Applying Agreed-Upon Procedures	11
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)	12 - 13

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Management
CCF Investments, Inc.
Thomasville, Georgia

We have audited the accompanying statement of financial condition of CCF Investments, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCF Investments, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The Schedule of Assessments and Payments to the Securities Investor Protection Corporation (Form SIPC-7) on pages 12 through 13, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (e)(4) under the Securites Exchange Act of 1934. We have applied certain limited procedures, as enumerated within the Independent Accountants' Report on Applying Agreed-Upon Procedures. However, we did not audit the information and express no opinion on it.

Carr, Riggs & Ingram, LLC

February 22, 2011

CCF Investments, Inc.
Statement of Financial Condition

December 31,		2010
Assets		
Cash	$	153,276
Commissions receivable		171,492
Prepaid expenses		46,298
Total assets	$	371,066
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	22,572
Commissions payable		162,380
Registration fees collected in advance		46,504
Total liabilities		231,456
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		247,701
Deficit		(158,091)
Total stockholder's equity		139,610
Total liabilities and stockholder's equity	$	371,066

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Income

Year ended December 31,	**2010**
Revenues	
Commissions	$ 3,891,474
Other income	444,078
Total revenue	4,335,552
Expenses	
Employee and agent compensation and benefits	3,744,326
Insurance	144,327
Regulatory fees	72,685
Other expenses	347,429
Total expenses	4,308,767
Income before income taxes	26,785
Provision for income taxes	3,666
Net income	$ 23,119

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Changes in Stockholder's Equity

	Common Stock				Additional Paid-in				Total Stockholder's
	Shares		Amount		Capital		Deficit		Equity
Balance at January 1, 2010	50,000	$	50,000	$	247,701	$	(181,210)	$	116,491
Net income	-		-		-		23,119		23,119
Balance at December 31, 2010	50,000	$	50,000	$	247,701	$	(158,091)	$	139,610

The accompanying notes are an integral part of these financial statements.

CCF Investments, Inc.
Statement of Cash Flows

Year ended December 31,	**2010**
Cash flows from operating activities:	
Net income	$ 23,119
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	224
(Increase) decrease in operating assets:	
Commissions receivable	11,661
Due from/to parent	(3,750)
Prepaid expenses	8,089
(Decrease) increase in operating liabilities:	
Accounts payable and accrued expenses	2,398
Commissions payable	(13,244)
Registration and administration fees collected in advance	(7,489)
Net cash provided by operating activities	21,008
Net change in cash	21,008
Beginning cash	132,268
Ending cash	$ 153,276

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

CCF Investments, Inc. (the Company) is an introductory broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a Georgia corporation that is a wholly-owned subsidiary of Capital Choice Financial Services, Inc. (parent).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements are presented on the accrual basis of accounting.

Commissions – Commissions are recorded on the trade-date basis as securities transactions occur.

Administration fees – Fees are collected from agents for errors and omissions insurance, compliance audits and fidelity bond. These fees are collected in advance and recognized as revenue during the year for which the corresponding expenses relate.

Cash – The Company does not collect or hold funds on behalf of customers. As such, the Company is exempt from maintaining a special account for the exclusive benefit of customers as required by rule 15c3-3(k)(2)(i) of the SEC.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Advertising – Advertising costs are expensed as incurred.

Allocation of expenses – The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Such differences result primarily from the net operating loss generated in prior years which will be carried forward to future years for income tax purposes.

Management estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through the date of the auditors' report.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable include amounts due from investment and insurance companies. Management considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts has been provided.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses consist of the following:

December 31,		2010
Errors and ommissions insurance	$	7,511
Fidelity bond		18,605
FINRA registrations		14,995
Other		5,187
Total prepaid expenses	$	46,298

NOTE 5 – EQUIPMENT

Equipment, net consists of the following:

December 31,		2010
Equipment	$	18,202
Less accumulated depreciation		18,202
Equipment, net	$	-

Depreciation expense was $224 for 2010.

NOTE 6 – REGISTRATION FEES COLLECTED IN ADVANCE

FINRA registration fees collected from agents in advance totaled $46,504 at December 31, 2010.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $72,733 which was $57,302 in excess of its required net capital of $15,431. The Company's net capital ratio was 3.18 to 1.

NOTE 8 – INCOME TAXES

The Company implemented the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

The income tax provision differs from the amount determined by applying the applicable U.S. statutory federal income tax rate to pretax accounting income primarily as a result of the Company's recording of a valuation allowance against the deferred tax asset resulting from incurred net losses as well as the utilization of outstanding net operating loss carryforwards.

Net deferred income taxes consist of the following:

December 31,		2010
Deferred tax assets	$	31,775
Valuation allowance		(31,775)
Net deferred income taxes	$	-

The valuation allowance decreased by $3,485 during 2010.

Federal operating loss carryforwards total approximately $155,000 and will expire in various years through 2024.

The provision for income taxes is for state income taxes totaling $3,666.

The federal income tax returns of the Company for 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after they were filed. All state income tax returns of the Company are subject to examination by the state authorities for the same timeframe.

NOTE 9 – COMMITMENTS

The Company finances its errors and omissions insurance through a premium finance agreement with the insurance carrier. The errors and omissions policy is effective for one year beginning December 20, 2010. Premiums related to this policy total $104,000. The Company paid $10,400 of the annual premium prior to December 31, 2010. The remaining balance of the premium is to be paid in nine monthly installments of $10,706 commencing January 20, 2011. The Parent has guaranteed the commitment.

NOTE 10 – SUBORDINATED DEBT

At December 31, 2010, the Company had no subordinated debt.

NOTE 11 – RELATED PARTIES

The Parent incurs all overhead expenses and allocates the Company's share via intercompany accounts. At December 31, 2010, the Company did not owe the Parent for such expenses.

Supplementary Information

CCF Investments, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31,		**2010**
Net capital		
Total stockholder's equity	$	139,610
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable (net of corresponding commission payable of $150,913)		20,579
Prepaid expenses and other assets		46,298
Total deductions and/or charges		66,877
Net capital	$	72,733
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	22,572
Commissions payable		162,380
Registration fees collected in advance		46,504
Total aggregate indebtedness	$	231,456
Computation of basic net capital requirement		
Minimum net capital required	$	15,431
Excess net capital at 1,500 percent	$	57,302
Excess net capital at 1,000 percent	$	49,587
Ratio: aggregate indebtedness to net capital		3.18

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

See the Independent Auditors' Report.

Other Reports and Information

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CCF Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCF Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCF Investments, Inc.'s management is responsible for the CCF Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

February 22, 2011

CCF Investments, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

SIPC-7
(33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090 2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7-10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067027 FINRA DEC
C C F INVESTMENTS INC 15*15
320 N BROAD ST
THOMASVILLE GA 31792-5117

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Debora Wallace 229-228-1202

2. A.	General Assessment (item 2e from page 2)	$ 2416.
B.	Less payment made with SIPC-6 filed (exclude interest) 8-3-10 Date Paid	(1243)
C	Less prior overpayment applied	(—)
D	Assessment balance due or (overpayment)	1173.
E	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1173.
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1173
H.	Overpayment carried forward	$(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCF Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP / FINOP
(Title)

Dated the 26 day of January, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.

CCF Investments, Inc.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation (Form SIPC-7)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,335,553.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,368,254.
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest from money Market Acct. Nonsecurities related money in account	964
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,369,218
2d. SIPC Net Operating Revenues	$ 966,335
2e. General Assessment @ .0025	$ 2,416 (to page 1, line 2.A.)

See Independent Accountants' Report on Applying Agreed Upon Procedures and Independent Auditors' Report.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

February 22, 2011

Board of Directors and Management
CCF Investments, Inc.

We have audited the financial statements of CCF Investments, Inc. for the year ended December 31, 2010, and have issued our report thereon dated February 22, 2011. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 22, 2010, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by CCF Investments, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by CCF Investments, Inc. during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. No significant estimates were noted during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. Audit adjustments made during the audit are included in the attached schedule.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 22, 2011.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the board of directors and management of CCF Investments, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC

Client: *45-01485 - CCF Investments, Inc.*
Engagement: *2010 AUD - CCF Investments, Inc.*
Period Ending: *12/31/2010*
Workpaper: *1200.20a - AJE Report to accompany 114 letter*

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 1		**PBC**		
Correct due to/due from balance at 12/31/10				
2558	CCFS for Agent Balances		2,411.00	
5100	Commission Expense			2,411.00
Total			**2,411.00**	**2,411.00**
Adjusting Journal Entries JE # 2		**5100.10**		
To properly state accrued payroll at 12/31/10				
2150	Wages and Salaries Payable		3,195.00	
6560	Payroll Expenses			3,195.00
Total			**3,195.00**	**3,195.00**
Adjusting Journal Entries JE # 3		**BK**		
Accrue state income taxes				
6860	State		4,879.00	
2170	Income taxes payable			4,879.00
Total			**4,879.00**	**4,879.00**
Adjusting Journal Entries JE # 4		**PBC**		
To net agent"s registration fees collected and paid by CCFI during 2010. Consistent with the prior year.				
4050	Registration Fees		46,288.00	
6500	Registration & Licensing Fees			46,288.00
Total			**46,288.00**	**46,288.00**
Adjusting Journal Entries JE # 5		**BK**		
Reclassify dues and subscriptions revenue				
6500	Registration & Licensing Fees		24,747.00	
6160	Dues and Subscriptions			24,747.00
Total			**24,747.00**	**24,747.00**
Adjusting Journal Entries JE # 6		**PBC**		
To agree TB to client balances				
6250	Postage and Delivery		10.00	
2000	Accounts Payable			9.00
7010	Interest Income			1.00
Total			**10.00**	**10.00**

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1713 Mahan Drive
Tallahassee, Florida 32308

(850) 878-8777
(850) 878-2344 (fax)
www.cricpa.com

Board of Directors and Management
CCF Investments, Inc.
Thomasville, Georgia

In planning and performing our audit of the financial statements of CCF Investments, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer funds that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, LLC

Carr, Riggs & Ingram, LLC
February 22, 2011

CCF Investments, Inc.

Financial Statements

December 31, 2010